

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

June 8, 2006
Our ref. No. PI 066

The U.S. Securities and Exchange Comı
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finan
Mail Stop 3-7
Washington, D.C. 20549


06014328

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Corporate Governance Report**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

6/13

(Translation)

RECEIVED
2006 JUN 13 A 10:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Governance Report

Report date: May 31, 2006
Company: Mitsubishi Corporation
Stock code: 8058
President: Yorihiko Kojima, President and CEO
Inquiries: Shinji Shimada, Team Leader, Corporate Administration Dept.
+81-3-3210-2359
URL: http://www.mitsubishicorp.com

I. Basic Stance on Corporate Governance, Shareholder Composition, Corporate Data and Other Basic Information

1. Basic Stance on Corporate Governance

Mitsubishi Corporation is engaged in ongoing efforts to strengthen its management system with the aim of achieving sustained growth over the medium and long term. Under INNOVATION 2007, the Company's four-year medium-term management plan launched in the fiscal year ended March 31, 2005 (fiscal 2005), the continuous strengthening of corporate governance and the refinement of internal control systems have been key management issues. The Company is implementing various initiatives with due consideration also given to the *Principles of Corporate Governance for Listed Companies* prescribed by the Tokyo Stock Exchange (TSE).

Regarding the corporate governance framework, Mitsubishi Corporation believes that more importance should be placed on strengthening the existing system rather than merely adhering to a system or structure per se. Based on this belief, while maintaining a Corporate Auditor System, in addition to mandatory organizations and governance systems, Mitsubishi Corporation is improving and strengthening its corporate governance in various ways. Actions include appointing outside directors, introducing the executive officer system and setting up advisory committees. Mitsubishi Corporation's Board of Directors has 17 members, 4 of whom are outside directors. The Board is responsible for making decisions concerning important management issues and overseeing business execution. Furthermore, the term of directors is one year to provide greater flexibility in determining the composition of the Board of Directors.

Moreover, Mitsubishi Corporation has established standards relating to corporate

governance for the whole group, including subsidiaries. In accordance with these standards, Mitsubishi Corporation works to manage the Group in an optimal manner to raise its value as a whole.

2. Shareholder Composition

(1) Percentage of Foreign Shareholders

☐Under 10%

☐10% to under 20%

☐20% to under 30%

■30% or more

(2) Principal Shareholders

Name	Shareholding	
	Number of shares	Shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	126,505,300	7.50%
Japan Trustee Services Bank, Ltd. (Trust Account)	120,950,500	7.17%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	93,167,405	5.52%
Meiji Yasuda Life Insurance Company	79,552,735	4.71%
Mitsubishi Heavy Industries, Ltd.	48,920,143	2.90%
State Street Bank and Trust Company	48,499,132	2.87%
The Bank of Tokyo-Mitsubishi UFJ, Ltd	42,701,405	2.53%
State Street Bank and Trust Company 505103	32,807,440	1.94%
The Chase Manhattan Bank, N.A. London	30,267,422	1.79%
The Nomura Trust and Banking Co., Ltd. (Pension Benefit Trust Account, Mitsubishi UFJ Trust and Banking Corporation)	22,088,000	1.31%

3. Corporate Data

(1) Stock listings and markets

■Tokyo

■Osaka

■Nagoya

☐Fukuoka

☐Sapporo

☐JASDAQ

(2) Fiscal year end: March 31

(3) Business type: Wholesale (Sogo Shosha)

(4) Number of employees (Consolidated):

☐Under 100

☐100 to under 500

☐500 to under 1,000

■1,000 or more

(5) Operating transactions (Consolidated):

□Under ¥10 billion

□¥10 billion to under ¥100 billion

□¥100 billion to under ¥1,000 billion

■¥1,000 billion or more

(6) Has a parent company:

□Yes

■No

(7) Number of consolidated subsidiaries:

□Under 10

□10 to under 50

□50 to under 100

□100 to under 300

■300 or more

4. Other Special Circumstances That Could Materially Affect Corporate Governance

Mitsubishi Corporation has equity interests in certain publicly owned companies: a 50.02% stake in RYOSHOKU LIMITED, a wholesaler of processed food products that is listed on the First Section of the Tokyo Stock Exchange; and a 64.62% stake in Nippon Care Supply Co., Ltd., which markets and rents nursing care equipment. Nippon Care Supply is listed on the TSE's Mothers market.

Mitsubishi Corporation expects to maximize corporate value by respecting the autonomy of these subsidiaries. At the same time, to raise the value of the Group, the Company endeavors to optimize Group management, such as by using the same management philosophy and management strategy for the entire Group.

II. Management Organization and Other Corporate Governance Systems Concerning Management Decision-Making, Execution and Supervision

(1) Organizational form: Company employing a Corporate Auditor System

(2) Directors

① Chairperson of Board of Directors

□President

■Chairman

☐Representative director other than chairman or president

☐Outside director

☐Other director

☐None

② Number of directors: 17

③ Appointment of outside directors

■Yes

☐No

(a) If appointed,

1) Number: 4

2) Relationship With the Company (1)

Name	Association	Relationships to the Company (*)								
		a	b	c	d	e	f	g	h	i
Takashi Nishioka	Current or former employee of another company				○	○			○	
Ichiro Taniguchi	Current or former employee of another company				○				○	
Tatsuo Arima	Other								○	
Tomio Tsutsumi	Other								○	

(*)

a. Employee of parent company

b. Employee of other Group company

c. Major shareholder of the Company

d. Concurrently serves as outside director or outside corporate auditor of another company

e. Holds managing director, executive officer or other high-level post of another company

f. Spouse or relative up to the third degree or other similar person of a managing director or executive officer of the Company or a special interest entity of the Company

g. Receives compensation as an executive from the parent company of the Company or a subsidiary of the applicable parent company or has a beneficial interest in other assets of same

h. Has signed a limitation of liability agreement with the Company

i. Other

3) Relationship With the Company (2)

Name	Reason for appointment as outside director
Takashi Nishioka	Mr. Nishioka has been involved in the management of Mitsubishi Heavy Industries, Ltd. for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings, thus helping to improve the Company's corporate value.
Ichiro Taniguchi	Mr. Taniguchi has been involved in the management of Mitsubishi Electric Corporation for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings, thus helping to improve the Company's corporate value.
Tatsuo Arima	Mr. Arima has held important posts in the Ministry of Foreign Affairs of Japan and elsewhere, and, his experience and insight gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings and other opportunities, thus helping to improve the Company's corporate value.
Tomio Tsutsumi	Mr. Tsutsumi has held important posts such as Vice Minister of the former Ministry of International Trade and Industry and President of Japan Finance Corporation for Small and Medium Enterprise, and, his experience and insight gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors opportunities and other meetings, thus helping to improve the Company's corporate value.

4) Matters Concerning Main Activities of Outside Directors

The Company's Board of Directors convened 14 times (including extraordinary meetings) during the fiscal year ended March 31, 2006. In total, the attendance rate of the four outside directors was 80%. The outside directors offered useful opinions and advice on management of the Company at these meetings from a neutral and objective standpoint.

(3) Corporate Auditors

①Establishment of Board of Corporate Auditors

■Yes

□ No

②Number of corporate auditors: 5

③Cooperation between corporate auditors and the independent auditors

Corporate auditors meet with the independent auditors, in principle, once a month to exchange information, including submission by the independent auditors of audit plans and reports on audit activities. Furthermore, information is shared with the independent auditors of important subsidiaries from a Group management standpoint, as deemed appropriate.

Fees paid to independent auditors for the fiscal year ended March 31, 2006, were as follows:

a. Total amount of fees to be paid by Mitsubishi Corporation and subsidiaries to the independent auditor • ¥939 million

b. Services under Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan included in a.

Fees payable by Mitsubishi Corporation and the Company's subsidiaries to the independent auditors for audit certification services • • • • • • • • • ¥859 million

c. Amount of fees to be paid by Mitsubishi Corporation for statutory audit to the independent auditors, which is included in b. • • • • • • • • • • • • ¥265 million

④Cooperation between the corporate auditors and internal audit divisions

The corporate auditors meet with the Internal Audit Department once a month to exchange information, including submission by these divisions of reports on the audit system, audit plans and audit activities.

⑤Appointment of outside corporate auditors

■Yes

□No

(a) If appointed

1) Number of outside corporate auditors: 3

2) Relationship With the Company (1)

Name	Association	Relationships to the Company (*)								
		a	b	c	d	e	f	g	h	i
Shigemitsu Miki	Current or former employee of another company				○	○				
Koukei Higuchi	Current or former employee of another company				○					
Shigeru Nakajima	Attorney				○					

(*)

a. Employee of parent company

b. Employee of other Group company

c. Major shareholder of the Company

d. Concurrently serves as outside director or outside corporate auditor of another company

e. Holds managing director, executive officer or other high-level post of another company

f. Spouse or relative up to the third degree or other similar person of a managing director or executive officer of the Company or a special interest entity of the Company

g. Receives compensation as an executive from the parent company of the Company or a

subsidiary of the applicable parent company or has a beneficial interest in other assets of same

h. Has signed a limitation of liability agreement with the Company

i. Other

3) Relationship With the Company (2)

Name	Reason for appointment as outside corporate auditor
Shigemitsu Miki	Mr. Miki has been involved in the banking industry for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through Board of Directors and Board of Corporate Auditors meetings, thus helping to improve the Company's corporate value.
Koukei Higuchi	Mr. Higuchi has been involved in the non-life insurance industry for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through Board of Directors and Board of Corporate Auditors meetings, thus helping to improve the Company's corporate value.
Shigeru Nakajima	Mr. Nakajima has much experience in the field of corporate law as an attorney, and, his expertise and experience are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through meetings of the Board of Directors, Board of Corporate Auditors and other opportunities, thus helping to improve the Company's corporate value.

4) Matters Concerning Main Activities of Outside Corporate Auditors

The Company's Board of Directors convened 14 times (including extraordinary meetings) during the fiscal year ended March 31, 2006. In total, the attendance rate of the three outside corporate auditors was 79%. The outside corporate auditors offered useful opinions and advice on management of the Company at these meetings from a neutral and objective standpoint.

(4) Incentive System

①Initiatives to offer incentives to directors

☐Introduced results-linked remuneration system

■Introduced stock option system

☐Other

☐None

[Supplementary explanation regarding applicable item]

Regarding the compensation of directors (excluding outside directors), the relationship with operating results has been strengthened and directors' bonuses are determined with consideration given to consolidated operating results.

②Eligible persons for stock options

■Inside directors
□Outside directors
□Inside corporate auditors
□Outside corporate auditors
■Employees
□Directors, executive officers and corporate auditors of the parent company
□Employees of the parent company
□Directors, executive officers and corporate auditors of subsidiaries
□Employees of subsidiaries
□Other

[Supplementary explanation regarding applicable item]

The Company grants stock options to its directors (excluding outside directors), executive officers and certain other senior employees in order to provide further incentive and motivation to improve the Company's performance and further align their interests with those of shareholders. Details of past issues of stock options are as follows.

a. Ordinary Class Stock Options (Granted to directors, executive officers and certain other senior employees; 1 right=1,000 shares, except fiscal 2006 when 1 right=100 shares)

Fiscal 2001 Total no. granted: 313 (Exercise price=903 yen)
Balance at March 31, 2006: 132

Fiscal 2002 Total no. granted: 1,091 (Exercise price=1,002 yen)
Balance at March 31, 2006: 945

Fiscal 2003 Total no. granted: 1,204 (Exercise price=809 yen)
Balance at March 31, 2006: 613

Fiscal 2004 Total no. granted: 1,269 (Exercise price=958 yen)
Balance at March 31, 2006: 1,108

Fiscal 2005 Total no. granted: 1,167 (Exercise price=1,090 yen)
Balance at March 31, 2006: (as above)

Fiscal 2006 Total no. granted: 12,790 (Exercise price=1,691 yen)
Balance at March 31, 2006: (as above)

b. Sock Options for a Stock-Linked Compensation Plan (Granted to directors and executive officers; 1 right=100 shares)

Fiscal 2006 Total no. granted: 3,061 (Exercise price=1 yen)
Balance at March 31, 2006: 2,998

(5) Disclosure Concerning Directors' Remuneration

①Disclosure method

■Financial report (*Yukashoken hokokusho*)

□Earnings release

■Business report

□Other

②Degree of disclosure

□Total amount for all directors

■Total amount for inside directors and outside directors separately

□Other

[Supplementary explanation regarding applicable item]

Total directors' remuneration for fiscal 2006 was ¥756 million to 16 inside directors and ¥86 million to 4 outside directors.

Note:

1. As of March 31, 2006, there were 17 directors, including 4 outside directors. The number of directors to whom remuneration was paid includes the 3 directors who left office on June 24, 2005.
2. The remuneration of directors is limited to a maximum of ¥90 million a month, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 29, 1989.
3. Retirement allowances (excluding executive pension) paid to the directors who retired for fiscal 2006 were ¥406 million. Furthermore, the total amount paid for fiscal 2006 as executive pension to the directors who retired was ¥278 million. These amounts are not included in the previously mentioned total directors' remuneration.
4. Payments for directors' bonuses totaled ¥155 million and are not included in the payments shown above.

(6) Support System for Outside Directors (Outside Corporate Auditors)

The Administrative Office for Directors and the Corporate Auditors' Office provide assistance to outside directors and outside corporate auditors, respectively. These support sections distribute materials in advance of Board of Directors meetings and offer advance briefings on important projects.

(Translation)

2. Matters Concerning Business Execution, Audit and Supervision, Nomination, Remuneration and Other Functions

(1) In 2001, the Company adopted an executive officer system, clarifying the separation of the roles and responsibilities of directors and executive officers. In addition, the establishment of the Governance Committee and International Advisory Committee as advisers to the Board of Directors enhanced management oversight by the Board of Directors.

(2) The president, as the Company's Chief Executive Officer, manages the Company's business through the Executive Committee, the highest ranking decision-making body of executive officers. Moreover, important management issues are first decided by the Executive Committee (which meets, in principle, two to three times a month) and then referred to the Board of Directors (which meets, in principle, once a month) for deliberation and final determination.

(3) The Governance Committee and International Advisory Committee are made up of some internal directors and outside directors and other respected individuals from outside the Company. These advisory bodies offer advice from a third-party perspective. The Governance Committee was established in 2001 and has since convened two to three times per year to discuss issues relating to corporate governance. The Administrative Office for Directors is responsible for this committee. The International Advisory Committee was established in 2001 and has since held around one meeting a year to discuss management issues concerned with operating in an international business environment. A separate administrative office has been established for this committee.

(4) Regarding audits by corporate auditors, the five corporate auditors, including three outside corporate auditors, utilize the five staff members of the Corporate Auditors' Office, which is under their direct control. At the same time, the corporate auditors attend meetings of the Board of Directors and other important meetings and hold discussions with internal departments, including important offices in Japan and overseas, as well as visit main subsidiaries that are important from the perspective of Group management to conduct audits.

(5) Regarding internal audits, the Internal Audit Dept. (64 members) conducts audits of the Company, regional subsidiaries and affiliated companies from a company-wide perspective. In addition, each business group has established its own internal audit organization, under which audits are carried out on a consolidated basis. These internal audits are conducted after selecting audit targets based on an annual audit plan. The results of audits by the Internal Audit Dept. are reported after each audit to the president,

corporate auditors and other concerned parties and regularly to the Board of Directors and Executive Committee.

(6) The certified public accounts who carried out the independent audit of the Company were Masahiro Watanabe, Shuko Shimoe, Michio Fujii and Takashi Mine of Deloitte Touche Tohmatsu.

III. Implementation of Initiatives Concerning Shareholders and Other Stakeholders

1. Measures to Ensure an Active Ordinary General Meeting of Shareholders and Smooth Exercise of Voting Rights

Item	Applicable	Remarks
a. Early notification of the Ordinary General Meeting of Shareholders	○	Notice of convocation is sent three weeks before the meeting
b Scheduling of the Ordinary Genera Meeting of Shareholders to avoid dates of most other shareholder meetings	○	
c. Allows voting rights to be exercised via the Internet	○	
d. Other	○	The notice of convocation is posted on the Company's website, along with an English version, after being sent to shareholders
e. No special measures		

2. Investor Relations (IR) Activities

Item	Applicable	(*)	Remarks
a. Holds regular investor meetings for individual investors	○	○	
b. Holds regular investor meetings for analysts and institutional investors	○	○	
c. Holds regular investor meetings for overseas institutional investors	○	○	
d. Posts IR materials on the Company's website	○	○	Various reference information for investors is posted on the Investor Relations section of the Company's website (http://www.mitsubishicorp.com/en/ir)
e. Established an IR office (officers)	○		The Company has an Investor Relations Office under the Corporate Staff Section, with full-time staff who conduct IR activities. The director responsible for IR is also the Company's CFO.
f. Other			
g. No special measures			

*Includes speeches by the Company's chairman, president and other representative directors

3. Measures Concerning Respect of the Standpoint of Stakeholders

Item	Applicable	Remarks
a. Prescribed respect for the standpoint of stakeholders in internal regulations, etc.	○	The Three Corporate Principles (the Company's corporate philosophy), the Standards of Conduct and the Code of Conduct set forth rules concerning relationships with society as a whole. Furthermore, INNOVATION 2007, the Company's medium-term management plan, incorporates a "stakeholder triangle" of three main groups: shareholders and creditors, customers and business partners, and employees. Based on this stance, Mitsubishi Corporation aims to be a company held in high esteem by all stakeholders.
b. Environmental protection and CSR activities	○	Mitsubishi Corporation has continuously conducted social contribution activities in Japan and overseas for many years in a wide variety of fields, ranging from the global environment, welfare and education to culture and the arts. These activities have been guided by a philosophy of conducting wide-ranging activities from a global standpoint with a commitment to being a good corporate citizen. Details of specific activities are published every year in a Sustainability Report.
c. Formulated policy on the provision of information to stakeholders	○	Formulated an information disclosure policy, which is shown on the Company's website
d. Other		
e. No special measures		

IV. Internal Control System

Mitsubishi Corporation is building and operating an internal control system, as discussed below, so as to ensure that business activities are conducted properly and in conformity with laws and its Articles of Incorporation. Efforts are ongoing to reform and improve this system.

1. Efficient Business Execution

The president delineates basic management policies and sets specific management goals. At the same time, the president formulates management plans and regularly follows up on progress in achieving targets efficiently.

The organization is realigned and resources deployed as necessary so as to achieve management targets in the most efficient manner possible. Furthermore, the organizational chain of command is clearly laid out and authority delegated to managers and their staff of organizational bodies to the extent necessary to accomplish targets. These people are required to submit reports regularly.

2. Compliance

Compliance, which is defined as acting in compliance with laws, regulations and in conformity with social norms, is regarded as a matter of the highest priority in conducting business activities. Mitsubishi Corporation has formulated internal regulations, including a corporate philosophy, as well as a Code of Conduct, which specifies matters that all officers and employees must pay particular attention to in relation to compliance. Efforts are made to ensure that all officers and employees are familiar with these internal regulations and the Code of Conduct.

To promote compliance, Mitsubishi Corporation has established a cross-organizational framework headed by the Chief Compliance Officer. Under this framework, Mitsubishi Corporation also established an internal whistleblower system, is working to identify compliance problems and share information, and takes preventive and corrective measures such as offering relevant training.

3. Risk Management

Regarding risks associated with business activities, Mitsubishi Corporation has designated categories of risk and has established departments responsible for each category. Mitsubishi Corporation also has in place policies, systems and procedures for managing risk. Furthermore, Mitsubishi Corporation responds to new risks by immediately designating a responsible department to manage such risks.

In regards to individual project, the person responsible for the applicable department makes decisions within the scope of its prescribed authority after analyzing and assessing the risk-return profile of each project in accordance with companywide policies and procedures. Projects are executed and managed on an individual basis in accordance with this approach.

In addition to managing risk on an individual project basis, Mitsubishi Corporation assesses risk for the Company as a whole with respect to risks that are capable of being

monitored quantitatively and manages these risks properly, making reassessments as necessary.

4. Financial Reporting

To ensure the proper and timely disclosure of financial statements, Mitsubishi Corporation has appointed personnel responsible for financial reporting and prepares financial statements in conformity with regal requirements and accounting standards. These financial statements are released after being discussed and confirmed by the Disclosure Committee. Furthermore, to further enhance the credibility of financial reporting, work is under way to document, evaluate and improve processes for the preparation of financial statements with the goal of meeting the requirements of the United States' Sarbanes-Oxley Act of 2002.

5. Management and Storage of Information

Regarding information related to business activities, personnel responsible for managing business activities classify information individually in accordance with its degree of importance. These individuals also instruct users on the handling of this information. The aim is to ensure information security while promoting efficient administrative processing and the sharing of information.

Responsible personnel store for a predetermined period documents that must be stored by law and information that the Company specifies as important in terms of internal management. For all other information, responsible personnel determine the necessity and period for storage of information and store such information accordingly.

6. Ensuring Proper Business in Group Management

Mitsubishi Corporation specifies a responsible department for the oversight of each subsidiary and affiliate and quantitatively monitors business performance, management efficiency and other operational aspects of each company every year. Efforts are also made to monitor qualitative issues such as compliance and risk management.

Mitsubishi Corporation demonstrates its commitment to making improvements to subsidiaries and affiliates by sending directors to sit on their boards, signing merger agreements, exercising its voting rights and in other ways. These actions are taken to raise the corporate value of the Mitsubishi Corporation Group.

7. Internal Auditing

Each organization takes responsibility for reviewing and improving its business activities on a regular basis. In addition, to more objectively review and evaluate the business activities of each organization, Mitsubishi Corporation conducts regular audits through an internal audit organization.

8. Corporate Auditors

Corporate auditors attend and express opinions at meetings of the Board of Directors and other important management meetings. In addition, corporate auditors gather information and conduct surveys, keeping channels of communication open with directors, employees and others who cooperate with these efforts.

If there is a risk of a certain level of financial loss or a major problem, the person responsible for the department concerned is required to immediately report to corporate auditors in accordance with predetermined standards and procedures.

To raise the effectiveness of audits conducted by corporate auditors, personnel are appointed to assist corporate auditors in carrying out their duties. Mindful of the need for independence, the opinions of corporate auditors are respected and other factors taken into consideration when evaluating and selecting people to assist them.

V. Other

1. Matters concerning anti-takeover measures

(none)

2. Other matters concerning the corporate governance framework

(none)

Last updated: May 31, 2006

Corporate Governance Framework


General Meeting of Shareholders
Appointment/Dismissal
Determination of
Remuneration Parameters
Appointment/Dismissal
Determination of
Remuneration Parameters
Appointment/
Dismissal
Request
Advice
Board of Directors
Audit
and Report
Corporate Auditors
(Board of Corporate
Auditors)
Repot
Independent
Auditors
Repot
Governance
Committee
International
Advisory
Committee
Appointment
and Oversight
Submit Important
Matters and
Report on
Execution of
Operations
Audit
Audit
(Executive Officers and
Executive rganization)
President and CEO
Executive
Committee
Cooperation Among Corporate Auditors/Internal Audit
Dept. /Independent Auditors
Internal Audit Dept
Business
Activity Audits
Main Committees Related to Internal Control
Portfolio Management Committee
Compliance Committee
Disclosure Committee
ISMS Committee
6 Business Groups
Audit
Organizations
Within Groups
and Offices
Divisions/BUs
Domestic and Overseas
Offices
Group Companies
Corporate Staff Section
Establishes systems and strategies
related to internal control and ensures
compliance